MASONITE INTERNATIONAL CORPORATION
INCENTIVE COMPENSATION CLAWBACK POLICY
1.    Overview. The Board of Directors of Masonite International Corporation (the “Company”) is committed to promoting a culture that emphasizes integrity and accountability. As part of this commitment, the Human Resources and Compensation Committee of the Board of Directors of the Company (the “Committee”) has adopted this Incentive Compensation Clawback Policy (the “Policy”), which requires the recoupment of certain incentive-based compensation upon the occurrence of specified events. This Policy is designed to comply with Section 10D of the Exchange Act and the Listing Rules. Capitalized terms not otherwise defined within the Policy shall have the meanings assigned to such terms in Exhibit A attach hereto.
2.    Interpretation and Administration. The Committee shall have full authority to interpret and enforce this Policy. This Policy shall be interpreted in all respects to comply with the Listing Rules and any inconsistencies shall be treated as retroactively amended to be compliant with the Listing Rules. This Policy is intended to supplement any other clawback policies and procedures that the Company may have in place from time to time pursuant to other applicable laws, plans, policies or agreements.
3.    Covered Executive. The Policy applies to each current and former Executive Officer as determined by the Board, and in accordance with Section 10D of the Exchange Act and the Listing Standards, in addition to each current and former member of the Masonite Executive Leadership Team (“Covered Executive”).
4.    Accounting Restatement. In the event the Company is required to prepare a Restatement, the Committee will require reimbursement or forfeiture of certain Incentive Compensation Received, to the extent that any portion of such Incentive Compensation is (a) determined to have included Erroneously Awarded Compensation and (b) Received by the Executive Officer during the last three completed Fiscal Years or any applicable Transition Period immediately preceding the date the Company determines a Restatement is required (regardless of whether any such Restatement is actually filed) as set forth in the Listing Rules.
5.    Forms of Recovery. The Committee shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, the method(s) for recovering any Erroneously Awarded Compensation. Such recovery, in the case of a Restatement, will be made without regard to any individual knowledge or responsibility related to the Restatement. The Committee shall reasonably promptly take steps to recover such Erroneously Awarded Compensation, which may include, without limitation:
(a) require cash reimbursement;
(b) seek recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
(c) offset the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancel outstanding vested or unvested equity awards; or
(e) take any other remedial and recovery action permitted by law, as determined by the Committee. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of any compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.
6.    Exceptions to the Recovery Requirement. Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the Committee determines that recovery would be “impracticable” as a result of any of the following:
(a)    the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to The New York Stock Exchange (the “Exchange”);
(b)    recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or
(c)    recovery would likely cause an otherwise tax-qualified retirement plan (i.e., the Company’s sponsored 401(k) plan), under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder. The Company’s non-qualified deferred compensation plans are not included in this exception to recovery.
7.    Committee Determination Final. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties.
8.    No Indemnification. Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Executive for any loss under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover a Covered Executive potential obligation with respect to Erroneously Awarded Compensation under this Policy.
9.    Other Claims and Rights. Nothing in this Policy shall be deemed to limit or restrict the Committee to pursue additional remedies or recoupment as required under the Company’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree under circumstances not set forth in this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy).
10.    Successors. The Policy shall be binding and enforceable against all Covered Executives notwithstanding any termination of a Covered Executive’s employment with the Company and its affiliates, in addition to their beneficiaries, heirs, executors, administrators or other legal representatives.
11.    Amendment. The Policy may be amended by the Committee from time to time, to the extent permitted under the Listing Rules.
12.    Governing Law. To the extent not preempted by U.S. federal law, this Policy will be governed by and construed in accordance with the laws of the State of Florida, without reference to principles of conflict of laws.
Adopted July 24, 2023
Effective October 2, 2023

Exhibit A
Defined Terms
“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:
(a)    The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and
(b)    The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.
“Exchange Act” shall mean Securities Exchange Act of 1934, as amended from time to time.
“Executive Officer” shall mean the Company’s “officers” as defined in Rule 16a-1 (i.e. Section 16 officers) of the Exchange Act which include the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries shall be deemed executive officers of the Company if they perform such policy making functions for the Company.
“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (in each case, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission).
“Fiscal Year” shall mean the Company’s fiscal year; provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
“Incentive Compensation” shall mean any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. For the avoidance of doubt, Incentive Compensation does not include base salaries, awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on a national securities exchange or a national securities association and (2) on or after October 2, 2023.
“Listing Rules” shall mean Section 303A.14 of the New York Stock Exchange Listed Company Manual, as such section may be amended from time to time.
“Masonite Executive Leadership Team” shall mean executive band officers who directly report to the Chief Executive Officer of the Company.
“Received.” Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
“Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).
“Transition Period” shall mean any transition period that results from a change in the Company’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company’s requirement to prepare a Restatement.